October 05, 2010

Mr. Larry Spirgel
Assistant Director
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	TIM Participações S.A. (the “Company”)
Form 20-F for the Year Ended December 31, 2009
Filed June 30, 2010
File No. 1-14491

Dear Mr. Spirgel:

Thank you for your letter dated September 21, 2010 (the “Comment Letter”), setting forth comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC” or “Commission”) on the Annual Report on Form 20-F for the year ended December 31, 2009 (the “2009 Form 20-F”) of TIM Participações S.A. (the “Company”, also referred to in this letter as “we”) filed with the SEC on June 30, 2010.

Our responses to the Staff’s comments on the 2009 Form 20-F are set forth below. To facilitate the Staff’s review, we have reproduced the captions and numbered comments from the Staff’s comment letter in bold face text. Our response follows each comment.

Form 20-F for Fiscal Year Ended December 31, 2009

Note 7. Accounts receivable, page F-25

1.
Tell us the nature of the accounts receivable associated with the sale of handsets at December 31, 2009 and 2008 and explain why these receivables represent such a significant portion of the annual revenues generated from handset sales. Tell us the payment terms for these sales.

Response:

These accounts receivable are associated with the sales of handsets, accessories, and recharge credits (prepaid cards) for prepaid mobile customers.

Recharge credits, handsets and accessories are sold to retailers and distributors. The related accounts receivable are presented within the same account group as “Sale of handsets”. The recharge credits revenue is deferred and recognized based on the usage of the prepaid cards by the mobile customer. Such revenue is recognized as services revenues. This accounting follows the Telecommunication regulator plan of accounts in Brazil and generates a distortion in the ratio of revenues to receivables from services and from handsets. In 2009, of the R$739 million of accounts receivables from handsets, we had approximately R$305 million corresponding to recharge credits (R$282 million in 2008).  In future 20-F Form filings we will clarify that “Sale of handsets” includes recharge credits.

A portion of handsets sales, following a common practice adopted in Brazil in practically all segments of the retail market, are sold but collected in equal installments over a period of up to ten months. This practice leads to the collection of a portion of handset receivables over a longer period. At December 31, 2009, we had approximately R$10 million receivables corresponding to handsets sold in installments (R$5 million in 2008).

Apart from sales in installments, the normal term for handset accounts receivables collection is within 45 days.

Note 19. Provision for contingencies, page F-35

IR and CSLL, page F-43

2.
Describe for us in more detail the nature of the assessment relating to the amortization of goodwill and related tax deductions. Tell us how this goodwill is accounted for under Brazilian and US GAAP. In addition, tell us how you applied the guidance in paragraphs 5-7 of FASB ASC 740-10-25 in determining that it is more likely than not that your tax position relating to this goodwill will be sustained.

Response:

(a) Further details on the nature of the assessment: Under Brazilian accounting practices (“BR GAAP”), in an acquisition in which a premium over the book value of the common shares acquired (“goodwill”) is paid, the acquiring company may transfer the goodwill to the acquired entity as a capital contribution. Such transfer creates tax benefits for the acquired entity for Brazilian tax purposes, since the goodwill amortization expense is deductible in the computation of the taxable income.

On October 30, 2006, the Company’s subsidiary, TIM Nordeste, received a tax assessment notice in the amount of R$331.2 million (subsequently reduced to R$258.1 million) related to income tax deductibility of the goodwill amortization expense. The tax authorities assessment is questioning the deductibility of such amortization expense in the income tax computation basis.

The amortization of such goodwill was considered as tax deductible by the Company based on Article 7 of Law No. 9532/97, which clearly allowed the tax deductibility of goodwill amortization expense. Such goodwill arose from a market operation in Brazil (that occurred during the privatization process of telecommunication companies from the Brazilian Government), and is in compliance with the provisions of CVM (Brazilian Securities and Exchange Commission) Instruction No. 319/99. We believe, based on our internal and external legal tax advisers, it is more likely than not that this goodwill amortization is deductible. Accordingly, the Company has not recorded any provision for contingency in relation to such assessment.

 (b) Accounting: When TIM Participações S.A.’ parent company acquired the common shares in the operating companies in the telecommunication privatization process at the end of the 1990’s, a higher price was paid in relation to the book value. Subsequently, TIM Participações S.A. and its parent company entered into a restructuring process in order to transfer the goodwill to the operating subsidiaries (i.e. TIM Nordeste and TIM Celular) in order to obtain the benefit of the tax deductibility of the goodwill amortization. The goodwill was subjected to a valuation allowance resulting in a net amount that represented the amount of the tax benefit of the goodwill. The tax benefit, which was expected to result from the goodwill, was recorded as a deferred tax asset and a corresponding credit was recorded in shareholders’ equity under “Capital reserve – special goodwill reserve” on the date the goodwill was transferred by the acquiring entity. The deferred tax asset was amortized and recognized as a deferred tax expense in the statement of income for the amount of the tax benefit claimed in the respective year. The tax benefit of the deduction of the amortization from the tax basis for income tax and social contribution generated a reduction of income tax and social contribution payable. Therefore, the amount recognized as a deferred tax expense resulting from tax deductible amortization of goodwill was equal to the reduction in tax on current income taxes. Such accounting generated a reduction in taxes payable, but had no effect on the determination of net income for the period. The goodwill was amortized over 10 years, starting in August, 1998, and has been fully amortized by the Company by 2008.

Under US GAAP, goodwill generated internally is not recognized; however, in accordance with ASC 740-20-45-11.g (formerly EITF 94-10), the future tax benefit generated by the amortization of goodwill was recognized as an asset and a contribution from the controlling shareholder was recorded within additional paid-in capital, similar to the treatment under the BR GAAP. The realization of the tax benefit by the amortization of the goodwill was recognized as a decrease in the deferred tax assets with a consequent decrease in the taxes payable, and did not affect the determination of net income for the period, similar to the accounting principles under the BR GAAP (in the statement of income the effects were only as a debit in the deferred tax expense and a credit in the current income taxes, generating no net effect).

(c) Assessment: In the assessment of the more likely than not criterion in paragraphs 5-7 of ASC 740-10-25 we considered: i) legal opinions we obtained from our internal and external tax advisors in which the goodwill amortization is clearly stated as a tax deductible expense; ii) we followed the applicable tax legislation (Law No. 9532/97) and accounting literature (CVM Instruction No. 319/99) in the transaction and its respectively recognition; and iii) we followed similar practice adopted by other Brazilian companies in the market during the privatization auction that occurred in Brazil in the past.

Note 37. Reconciliation between Brazilian GAAP and US GAAP, page F-73

a. Acquisitions and Business Combinations, page F-76

(iv) Effects of merger with Holdco/Intelig, page F-83

3.
We note your disclosure of the pro forma effects of your acquisition of Intelig. Tell us why your US GAAP net income of R$281,164 thousand for the year ended December 31, 2009, as presented at page F-96, increased to R$741,015 thousand on a pro forma basis. Similarly, explain to us why you generated a pro forma net loss of R$141,806 thousand as compared to historical net income of R$151,515 thousand for the year ended December 31, 2008.

Response:

The variation presented is explained by Holdco/Intelig’s net income/loss for the years ended December 31, 2008 and 2009. The pro forma adjustments related to the purchase price adjustments were not material.

In 2008, Intelig generated a net loss in the amount of R$293,321 thousand which changed TIM Participações’ consolidated net income from R$151,515 to a pro forma net loss of R$141,806 thousand.

2008

TIM Participações' net income	151,515
Holdco/Intelig's net loss	(293,321)

Pro-forma net loss	(141,806)

In 2009, Intelig generated a net income in the amount of R$459,851 thousand which changed TIM Participações’ consolidated net income from R$281,164 thousand to a pro forma net income of R$741,015 thousand.

2009

TIM Participações' net income	281,164
Holdco/Intelig's net income	459,851

Pro-forma net income	741,015

Intelig’s results were highly impacted by the fluctuation of exchange rates which occurred during 2008 and 2009. In 2008, the Brazilian currency had a 32% depreciation versus the U.S. dollar, and a recovery of 25% during 2009. During 2008, Intelig had a R$367 million loss resulting from exchange variation, while it posted a R$393 million gain from exchange variation in 2009.

Note 37. Reconciliation between Brazilian GAAP and US GAAP, page F-73
i. Earnings (loss) per share, page F-88

4.
Tell us how you applied the guidance in FASB ASC 260-10-45 in calculating earnings per share under the two-class method. In this regard, it is unclear to us why you did not allocate undistributed earnings to the preferred shares for the year ended December 31, 2009.

Response:

Under the Company’s bylaws, if the Company is able to pay dividends in excess of the minimum required for preferred shareholders and the remainder of the net income is sufficient to provide equal dividends to both common and preferred shareholders, then the dividends (earnings) per share must be the same for both common and preferred shareholders. In 2009, the Company’s net income under BR GAAP, net of the mandatory legal reserve (which is 5% of net income), in the amount of R$204,149 thousand was fully allocated to preferred shareholders. No dividends for common shareholders were available, considering the dividend amount allocated to preferred shareholders was lower than the minimum required by the Company’s by laws (R$322,402 thousand), as disclosed in Note 21-d to our financial statements.

Under US GAAP, the earnings per shares were computed by dividing income available to shareholders (the numerator) by the weighted-average number of common and preferred shares outstanding (the denominator) during the period. In the 2009 calculation, from the 2009 net income under US GAAP (R$281,164 thousand), we subtracted the amount allocated to the preferred shareholders (R$204,149 thousands, which represents the full allocation of the distributable income under BR GAAP) and the remaining amount was considered as income to common shareholders.

If we had considered the Company’s bylaws in the calculation of the earnings per share, based on US GAAP income, the remaining amount (R$77,015 thousands) would be fully allocated to the preferred shareholders. That would change the disclosure of the earnings per share for preferred shares disclosed in Note 38-h from R$0.132 to R$0.182, and the earnings per share for common share from R$0.096 to R$0.000. Considering i) the difference in the calculation of earnings per share mentioned above is not quantitative material to the financial statements as a whole; and ii) such disclosure is not presented in the basic financial statements but rather as an additional disclosure to the basic financial statements, we propose to correct this information in the 2010 Form 20-F.

Note 38. Additional disclosure required by US GAAP, page F-94
h. Income and social contribution taxes, page F-104

5.
Tell us why you have a valuation allowance that covers most of your net deferred tax assets. In this regard, we note that you had positive income before taxes for each of the last three years. Tell us how you determined that these assets are not realizable under US GAAP.

Response:

The Company’s deferred income tax and social contribution asset was determined separately for each of its subsidiaries (Intelig, TIM Celular, and TIM Nordeste, subsequently merged into TIM Celular), considering in Brazil each entity is required to individually file its own tax return. There is no consolidated tax return filing. The valuation allowance of R$2,595,378 thousand recognized by the Company at December 31, 2009 considered portion of such deferred tax assets that more likely than not will not be realized in a near future, estimated based in a three years future taxable income projection.

We considered the following aspects in the estimation of the valuation allowance:

i) the R$2,338,217 thousand of deferred tax assets from loss carryforwards at December 31, 2009, as disclosed in Note 38, (being R$1,719,136 thousands of Income Tax, and R$619,081 thousands of Social Contribution) are comprised of approximately R$900 million of deferred tax assets from loss carryforwards from the subsidiary Intelig and approximately R$800 million of deferred tax assets from loss carryforwards from the subsidiary TIM Nordeste;

ii) Intelig, which was acquired by TIM Participações at the end of 2009, a) has generated cumulative financial reporting losses during the past three years; b) has not generated taxable income in at least three years in the last 5 years (condition required by the Brazilian Law for a company to be able to recognize deferred tax asset); c) has a lack of operating income history during the past 5 years; and d) has a history of unused tax credit carryforwards in the past year. Based on such evidence (both positive and negative), we believe that a full valuation allowance of the Intelig loss carryforwards is required;

iii) TIM Nordeste was merged into the subsidiary TIM Celular during 2009. Based on the Brazilian Tax Law, the merged companies’ loss carryforwards are lost during a merger process, and, accordingly, the recognition of a full valuation allowance was needed;

iv) The remaining portion of the valuation allowance was estimated based on the three years future taxable income projection prepared for TIM Celular.

In connection with the above responses, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would like to express our appreciation for your cooperation in these matters and are available to discuss any of our responses with you at your convenience. In that connection, please do not hesitate to contact me at +55-21-4009-4000 or Nicholas Kronfeld (212-450-4950) of Davis Polk & Wardwell, should you have any questions regarding the foregoing.

Very truly yours,

/s/ Claudio Zezza

Claudio Zezza
Chief Financial Officer

cc:           Nicholas Kronfeld
Davis Polk & Wardwell

Claudio Camargo
Ernst & Young Auditores Independentes S/S